UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                        JESUP & LAMONT, INC.

                                (Name of Issuer)

                      Common Stock par value $.01 per share

                         (Title of Class of Securities)

                                   291658 10 2

                                 (CUSIP Number)



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 12, 2008

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


CUSIP No. .291658 10 2......................
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      1.    Names of Reporting Persons. Daniel J. Barnett
            Identification Nos. of above persons (entities only).

            ....................................................................
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................
                  ..............................................................

            (b)   ..............................................................
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      3.    SEC Use Only .......................................................
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      4.    Source of Funds (See Instructions) ....00.........................
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)..................................................
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      6.    Citizenship or Place of Organization New York...............
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      Number of Shares Beneficially Owned By Each Reporting Person With

            7.    Sole Voting Power .....1,240,680.............................
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            8.    Shared Voting Power ......0...................................
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            9.    Sole Dispositive Power .....1,240,680.........................
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            10.   Shared Dispositive Power ............0........................
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            .....1,240,680......................................................
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................
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      13.   Percent of Class Represented by Amount in Row (11) .....10%.......
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      14.   Type of Reporting Person (See Instructions) .....IN.................
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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Jesup & Lamont, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 2170 West State Road 434, Suite 100, Longwood, Florida 32779.


ITEM 2. IDENTITY AND BACKGROUND


(a-)(c), (f)    Daniel J. Barnett.  Mr. Barnett is the sole member and manager of Harvco, LLC, a New York limited liability company formed for the purpose of making investments, including, without limitation, the investment in the Company pursuant to the transaction discussed herein. The principal office of Harvco is 650 Fifth Avenue, 3rd Floor, New York, NY 0019.

Mr. Barnett's present principal occupation is Manager and CEO of Broadmark Asset Management, LLC. The business address of Mr. Barnett is 650 Fifth Avenue, 3rd Floor, New York, New York 10019. Mr. Barnett is a citizen of the United States of America.

(d) -(e) Mr. Barnett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used by Harvco to acquire the securities to which this Schedule 13D relates were funds which Harvco borrowed on a demand basis from Mr.
Harvey McGrath.

Pursuant to the terms of a Subscription Agreement dated as of March 3, 2008, by and between Harvco and the Company (the "Subscription Agreement"), on March 12, 2008, Harvco acquired from the Company 422 Units of the
Company in exchange for $500,000 in cash. Each Unit consists of one share of Series G 10% Subordinated Cumulative Convertible Preferred Stock, par value $0.01 per share ("Series G Preferred Stock"), and five-year warrants to purchase 1,470 shares of the Company's Common Stock, par value $0.01 per share ("Warrants"). Each share of Series G Preferred Stock is initially convertible into 1,470 shares of the Company's common stock, subject to limited antidilution protection for capital changes and similar events. The Warrants are exercisable at a price of $0.816 per share, subject to limited antidilution protection for capital changes and similar events. The initial conversion price of the Series G Preferred Stock is $0.68 per share, the closing price of the Company's common stock on March 3, 2008. The Subscription Agreement also includes Company's agreement to register all shares of the common stock underlying the Units. Pursuant to the terms of the Subscription Agreement, the Company must pay partial liquidated damages in the amount of 1% per month of the purchase price, subject to a cap of an overall aggregate payment of 6% of the purchase price, upon and failure to (a) file a registration statement with the Securities and Exchange Commission within 30 days after the closing date of the transaction, or 30 days after filing its annual report on From 10-KSB, whichever is later, or (b) register all shares of common stock underlying the Units within 120 days of the closing date. A copy of the Subscription Agreement is filed as an Exhibit to this
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction was to invest in the Company, and was not to effectuate change in the Company's Board of Directors and to otherwise control the affairs of the Company.

Except as set forth herein, including with respect to the conversion of the Series G Preferred Stock and/or the exercise of the Warrants, the Reporting Person has no plans or proposals which relate to or would result in the following: (a) the acquisition by any persons of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any additional changes in the board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Barnett, as the sole member and manager of Harvco, beneficially owns 422 Units, which, assuming conversion of the Series G Preferred Stock and the exercise of the Warrants, would represent approximately 10% of the outstanding shares of common stock of the Company.

(b) As sole member and manager of Harvco, Mr. Barnett has the sole power to vote and dispose of all of the above mentioned securities.

(c)     Not applicable.

(d)     Not applicable

(e)     Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        As described above in connection with the Subscription Agreement, the Company has granted certain registration rights to Harvco with respect to the Company's common stock to be received upon conversion of the Class G Preferred Stock and/or the exercise of the Warrants.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Subscription Agreement dated as of March 3, 2008 by and between Harvco and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  April 17, 2008
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Date
                  /s/ Daniel J. Barnett
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Signature
                  Daniel J. Barnett
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT 1
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                            SUBSCRIPTION AGREEMENT
                            ------------------------